Exhibit 99.3

Social media post

Corporate LinkedIn

Today, we announced an agreement to be acquired by Supernus Pharmaceuticals. As part of Supernus, we look forward to building on our commitment to brain health and continuing our work in postpartum depression. You can read more important information about this exciting transaction here https://bit.ly/4jXYPx3.

Various employees of the Company subsequently “liked” this post.